                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: August 3, 2001

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

             THE FOLLOWING NEWS RELEASE WAS ISSUED BY FIRST UNION

August 3, 2001

                                 Media Contact:
                                 First Union: Ginny Mackin       704-383-3715
                                              Mary Eshet         704-383-7777

                                 Investor Contact:
                                 First Union: Alice Lehman       704-374-4139
                                              Jeff Richardson    704-383-8250

         FIRST UNION HAILS WACHOVIA SHAREHOLDER APPROVAL OF MERGER AS
         ------------------------------------------------------------
                             "TREMENDOUS VICTORY"
                             --------------------


Charlotte, N.C. - First Union Corporation (NYSE: FTU) announced that the preliminary results of today's Wachovia shareholders meeting in Winston-Salem, N.C., indicate that a significant majority of all outstanding shares were voted in favor of the First Union-Wachovia merger of equals.

A final certification of the vote is expected in the near future. Today's vote follows the strong endorsement from First Union shareholders earlier this week.

Ken Thompson, chairman and chief executive officer of First Union, said, "This is a great day for Wachovia and First Union. We are deeply gratified by the overwhelming support of Wachovia shareholders for this combination.

"Today's outcome is a tremendous victory and a major milestone within the merger process. It is clear that Wachovia shareholders have strongly endorsed the compelling strategic rationale behind the Wachovia-First Union combination. Together we have a tremendous opportunity to leverage our strengths and continue building sustained value for our shareholders.

"As we await certification of the vote and final regulatory approvals, we want to thank all of our employees who have continued to provide the highest standards of service to our customers throughout this process. We are continuing our integration planning with our Wachovia colleagues and look forward to completing this merger to create the new Wachovia and to begin to realize the benefits this combination will offer to our customers, employees, shareholders and communities."

First Union (NYSE:FTU), with $246 billion in assets and stockholders' equity of $16 billion at June 30, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states and internationally. Online banking and brokerage products and services can be accessed through www.firstunion.com.
                 ------------------


This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the
combined company's capital markets and asset management activities.   Additional
factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

        THE FOLLOWING MEMORANDUM WAS RELEASED TO FIRST UNION EMPLOYEES

DATE:  August 3, 2001
TO:    All Employees
FROM:  Ken Thompson
RE:    Merger Progress

I am pleased to tell you that it appears we have reached one of the most important milestones in our proposed merger with Wachovia. Wachovia announced today that the preliminary voting results at its annual shareholders meeting indicate that Wachovia's shareholders have voted in favor of our proposed merger. This follows an overwhelming endorsement from First Union shareholders earlier this week.

We are extremely pleased that both companies' shareholders heard and understood our message -- that the Wachovia/First Union combination will create an industry leader. We believe the new Wachovia will:

     .  Provide shareholders superior economic value.
     . Provide customers innovative products and excellent service. . Provide employees a great place to work.

Now that shareholders have voted for our combination, we have a couple of steps to complete before we can close our merger. An outside party is certifying the Wachovia shareholder vote, and it may be a few weeks before the results are considered final. We also are awaiting approval from the Federal Reserve, which we anticipate will happen in the next few days. Merger consummation is planned for late August or September.

As we await final vote certification and regulatory approval and move toward consummation, we will continue to work on merger integration planning. You all have done terrific work during this busy time. You are planning our new company while keeping the focus on serving customers, controlling expenses and building revenue. Thank you for all your past and future efforts.

I will continue to keep you posted as, together, we take these important steps in building the new Wachovia.